SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

Gateway, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

367626108

(CUSIP Number)

Lap Sun Hui

c/o Joui Corporation

5 Hutton Center Drive, Suite 830

Santa Ana, CA 92701

Copies to:

Thomas C. Janson, Esq

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continue on following paes)

(Page 1 of 7 Pages)

CUSIP No. 367626108	13D	Page 2 of 7 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Lap Shun Hui

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO (SEE RESPONSE TO ITEM 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 37,500,000 (SEE RESPONSES TO ITEMS 4 AND 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 37,500,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 10.23% (SEE RESPONSES TO ITEM 4 AND 5)

14.	Type of Reporting Person IN

CUSIP No. 367626108	13D	Page 3 of 7 Pages

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is Gateway, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 14303 Gateway Place, Poway, California 92064. The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c)

This statement on Schedule 13D (the “Statement”) is filed by Lap Shun Hui, whose business address is c/o Joui Corporation 5 Hutton Center Drive, Suite 830 Santa Ana, CA 92701.

(d)-(e)

During the last five years Mr. Hui has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws other than that certain Order Instituting Public Proceedings Pursuant to Section 8(a) of the Securities Act of 1933 (the “Securities Act”) and Section 21(c) of the Securities Exchange Act of 1934 (the “Exchange Act”), Making Findings and Imposing A Cease-and-Desist Order, dated June 7, 2002, pursuant to which the Securities and Exchange Commission ordered Mr. Hui, among others, and Mr. Hui agreed, without admitting or denying the findings set forth therein, to cease and desist from committing or causing any violation and any future violation of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

(f) Mr. Hui is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 11, 2004, the Issuer acquired EM Holdings, Inc., a Delaware corporation (“eMachines”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Gateway Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer, (“Merger Sub”), Gateway Sub II, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer (“Merger Sub II”), and eMachines (such acquisition is referred to herein as the “Merger”). As a result of the Merger, Mr. Hui received 37,500,000 shares of Common Stock and $20,052,150. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 4.	PURPOSE OF THE TRANSACTION.

As described under Item 3 above, as a result of the Merger and the transactions contemplated thereby, Mr. Hui acquired a total of 37,500,000 shares of Common Stock.

In connection with the receipt of shares of Common Stock of the Issuer in the Merger, Mr. Hui and certain of the other individuals who received shares of Common Stock of the Issuer in the Merger, entered into a Stockholders and Registration Rights Agreement (the “Stockholders Agreement”) with the Issuer, dated March 11, 2004, which contains provisions that, among other things, (i) restrict transfers of a certain percentage of such shares for a period of two years; (ii) restrict certain activities aimed at influencing the control and management of the Issuer by eMachines; and (iii) obligate the Issuer to prepare and file a “shelf” registration statement to register such shares under the U.S. securities laws upon the request of any holder of such shares. A copy of the form of the Stockholders Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

On March 11, 2004, Mr. Hui entered into a Standstill Agreement (the “Standstill Agreement”) with the Issuer, pursuant to which Mr. Hui granted the Issuer a right of first refusal on Mr. Hui’s shares of Common Stock, in the event he chooses to transfer such shares once they are no longer subject to the lock-up provisions of the Stockholders Agreement, and

CUSIP No. 367626108	13D	Page 4 of 7 Pages

pursuant to which Mr. Hui agreed that, for a period of one year, he would not, nor would he permit his affiliates to, (i) acquire or attempt to acquire any securities of the Issuer or its subsidiaries, except for securities that amount to less than 1% of the issued and outstanding securities of the Issuer, in the aggregate, or, except in the ordinary course of business, any assets of the Issuer or its subsidiaries; (ii) be involved in or part of certain acquisition transactions relating to the Issuer or its subsidiaries, including an acquisition transaction for the Issuer’s or its subsidiaries’ assets; (iii) participate in any “solicitation” of “proxies” with respect to the voting of the securities of the Issuer, become a “participant” in any “election contest” with respect to the Issuer, give advice or influence any Person with respect to any voting securities of the Issuer of the other party, make demands with respect to the Issuer’s stock ledgers or similar documents, or attempt to call any meeting of the stockholders of the Issuer; (iv) enter into any discussions or understandings with any other Person with respect to, or otherwise assist or invest in, any of the foregoing activities or propose any of such activities to any other Person, or disclose any intention, plan or arrangement inconsistent with any of the foregoing; or (v) participate in a “group”, together with his affiliates and associates, with respect to any voting securities of the Issuer or of its subsidiaries in respect of any of the matters set forth above. A copy of the form of the Standstill Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Mr. Hui executed Non-Competition Agreement, dated as of January 30, 2004 which became effective upon consummation of the Merger, with the Issuer.

On March 11, 2004, Mr. Hui and the Issuer entered into an Indemnification Agreement (the “Indemnification Agreement”), pursuant to which Mr. Hui agreed to indemnify the Issuer and certain of its affiliates against certain losses and expenses resulting from breaches of eMachines’ representations and warranties under the Merger Agreement and other specific matters, including (1) losses relating to certain pending litigation against eMachines in Beaumont, Texas, (2) losses relating to a the class action and appraisal proceeding relating to eMachines’ 2001 going private transaction, and (3) taxes for periods prior to 2004. The Issuer has limited periods of time in which to make claims under the Indemnification Agreement, depending on the event that gives rise to the indemnification obligation. Pursuant to the Indemnification Agreement, Mr. Hui is obligated to pay only those losses which exceed the specified deductible of $2 million, with some exceptions. Mr. Hui’s sole liability for indemnification will be limited to 10,000,000 shares of the Issuer’s Common Stock, except for the going private class action and pre-2004 taxes. A copy of form of the Indemnification Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

In connection with the Indemnification Agreement, Mr. Hui, the Issuer and UMB Bank, N.A., as escrow agent, entered into an Indemnification Escrow Agreement pursuant to which the Issuer deposited 10,000,000 shares of the Issuer’s Common Stock received by Mr. Hui in the Merger into an escrow account to be held to cover indemnification claims. A copy of the form of Indemnification Escrow Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

Subject to the terms of the Stockholders Agreement and the Standstill Agreement, Mr. Hui may in the future seek to acquire additional shares of capital stock of the Issuer or may seek to dispose of all or a portion of the shares beneficially owned by him. Any such acquisition or disposition may be effected in privately negotiated transactions, in the open market, in block transactions, pursuant to underwritten transactions (in the case of dispositions), or otherwise. There can be no assurance that any such acquisition or disposition of shares would occur or as to the timing or method of any such acquisition or disposition. In addition, although Mr. Hui has not formulated any intention to do so at the current time, he reserves the right, subject to compliance with the terms of the Standstill Agreement, to take certain actions that, for purposes of Rule 13d-1 of the Exchange Act, may result in Mr. Hui being deemed to have an intent to seek to change or influence the control of the Company. Any such actions and the timing of any such actions, if undertaken at all, would depend on a number of factors, including compliance with or the expiration of the term of the Standstill Agreement, the Issuer’s business and financial position and prospects at the time, other developments concerning the Issuer and the industry in which it operates, then current price levels of the shares, general market and economic conditions and other opportunities available to Mr. Hui.

Other than as set forth above, Mr. Hui does not currently have any present plan or proposal which relates to or would result in any of the transactions or have any of the effects set forth in the Instructions to Item 4 of Schedule 13D.

The foregoing is qualified in its entirety by reference to the exhibits attached hereto, including the Merger Agreement, the Stockholders Agreement, the Standstill Agreement, the Indemnification Agreement and the Indemnification Escrow Agreement.

CUSIP No. 367626108	13D	Page 5 of 7 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Hui for the purposes of this Statement is 37,500,000, representing 10.23% of the outstanding shares of Common Stock of the Issuer as of February 23, 2004 (taking account of the additional shares of Common Stock of the Issuer issued in the Merger). Mr. Hui has sole voting and dispositive power as to all of such shares.

(c)

The information set forth in Items 3 and 4 above is hereby incorporated by reference.

(d)-(j) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the agreements described in Items 3 and 4 and incorporated by reference herein, to the knowledge of Mr. Hui there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hui and any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Agreement and Plan of Merger, dated January 30, 2004, by and among the Issuer, Merger Sub, Merger Sub II, and eMachines, incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

2.	Form of Stockholders and Registration Rights Agreement, incorporated by reference to Exhibit B of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

3.	Form of Standstill Agreement, incorporated by reference to Exhibit C of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

4.	Form of Indemnification Agreement, incorporated by reference to Exhibit A of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

5.	Form of Indemnification Escrow Agreement, incorporated by reference to Exhibit F of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

CUSIP No. 367626108	13D	Page 6 of 7 Pages

SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

LAP SHUN HUI

March 12, 2004	/s/ LAP SHUN HUI

CUSIP No. 367626108	13D	Page 7 of 7 Pages

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

EXHIBIT 1	Agreement and Plan of Merger, dated January 30, 2004, by and among the Issuer, Merger Sub, Merger Sub II, and eMachines, incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

EXHIBIT 2	Form of Stockholders and Registration Rights Agreement, incorporated by reference to Exhibit B of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

EXHIBIT 3	Form of Standstill Agreement, incorporated by reference to Exhibit C of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

EXHIBIT 4	Form of Indemnification Agreement, incorporated by reference to Exhibit A of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.

EXHIBIT 5	Form of Indemnification Escrow Agreement, incorporated by reference to Exhibit F of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated February 3, 2004.